SECURITIES AND EXCHANGE
                            COMMISSION
                      Washington, D.C. 20549
                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934


                Canadian Imperial Bank of Commerce
                ---------------------------------
                         (Name of Issuer)



                           Common Stock
                ---------------------------------
                  (Title of Class of Securities)



                            136069101
                ---------------------------------
                          (CUSIP Number)



                        December 31, 1997
                ---------------------------------
   (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |X| Rule 13d-1(b)
           |_| Rule 13d-1(c)
           |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                -----------------------------
CUSIP No. 136069101               13G        Page 2 of 6 Pages
----------------------------                -----------------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RT Investment Management Holdings Inc.
-----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                            (b) |_|
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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         The jurisdiction of organization is Canada (federally
         incorporated company)
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                  5.      SOLE VOTING POWER

                 --------------------------------------------------------
  NUMBER OF       6.      SHARED VOTING POWER
    SHARES                21,234,413
 BENEFICIALLY    --------------------------------------------------------
OWNED BY EACH     7.      SOLE DISPOSITIVE POWER
  REPORTING      --------------------------------------------------------
 PERSON WITH      8.      SHARED DISPOSITIVE POWER
                          21,234,413

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,234,413
-----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                            |_|
-----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.1%
-----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         Foreign Parent Holding Company which received SEC
         no-action relief to file on Schedule 13G as a "Qualified Institutional Investor"
-----------------------------------------------------------------------


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           Canadian Imperial Bank of Commerce


Item 1(b). Address of Issuer's Principal Executive Offices:

           Canadian Imperial Bank of Commerce
           Commerce Court, Toronto
           Ontario, Canada, MSL 1AZ
           (416) 980-2211


Item 2(a). Name of Person Filing:

           RT Investment Management Holdings Inc. ("RTIM")


Item 2(b). Address of Principal Business Office or, if None,
           Residence:

           RT Investment Management Holdings Inc.
           Royal Trust Tower, P.O. Box 97
           77 King Street West, Suite 3900
           Toronto, Ontario  M5K 1G8


Item 2(c). Citizenship:

           Incorporated by reference to Item 4 of the cover page


Item 2(d). Title of Class of Securities:

           Common Stock


Item 2(e). CUSIP Number:

           136069101


Item 3.   If this statement is filed pursuant to Rules
          240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          RT Investment Management Holdings Inc. is a Foreign
          Parent Holding Company which received SEC no-action relief to file on Schedule 13G as a Qualified
          Institutional Investor.

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               21,234,413

          (b)  Percent of class:

               5.1%

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote

               (ii) Shared power to vote or to direct the
                    vote    21,234,413

               (iii) Sole power to dispose or to direct the
                     disposition of

               (iv) Shared power to dispose or to direct the
                    disposition of     21,234,413


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          RT Investment Management Holdings Inc., a foreign parent holding company which received SEC no-action relief to file on Schedule 13G as a Qualified Institutional Investor, is reporting holdings over which it is deemed to be a beneficial owner by virtue of the fact that the holdings belong to client accounts managed on a discretionary basis by RT Investment Management Holdings Inc.'s subsidiary foreign investment advisors.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Please see attached Exhibit A, Disclosure Respecting
          Subsidiaries.


Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                       Page 5 of 6 pages

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                Friday, February 13, 1998
                              -----------------------------
                                        (Date)


                              /s/ Jennifer Lederman
                              -----------------------------
                                      (Signature)


                              Jennifer Lederman / Senior
                              Vice-President, Compliance,
                              RT Investment Management
                              Holdings Inc.
                              -----------------------------
                                      (Name/Title)